UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              Equus II Incorporated
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    294766100
                                    ---------
                                 (CUSIP Number)

                              Kenneth I. Denos, Esq.
                               MCC Europe Limited
                   10757 South River Front Parkway, Suite 125
                             South Jordan, UT 84095

                                 (801) 816-2536

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 23, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------
CUSIP No. 294766100
-------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSONS
           1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  MCC Europe Limited

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a) [ ]
           2                                                                                              (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS (See Instructions)

                  OO
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  United Kingdom
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               Number of                                           1,463,013
                Shares          --------- ------------------------------------------------------------------------------
          Beneficially Owned              SHARED VOTING POWER
                by Each            8
           Reporting Person                                           N/A
                 with           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                                                   1,463,013
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                                                      N/A
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,463,013
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                           19.8%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                                                             CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------
CUSIP No. 294766100
-------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSONS
           1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Moore, Clayton & Co., Inc.

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a) [ ]
           2                                                                                              (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS (See Instructions)

                  N/A
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  Delaware
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               Number of                                           1,463,013
                Shares          --------- ------------------------------------------------------------------------------
          Beneficially Owned              SHARED VOTING POWER
                by Each            8
           Reporting Person                                           N/A
                 with           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                                                   1,463,013
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                                                      N/A
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,463,013
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                           19.8%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                                                             CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------
CUSIP No. 294766100
-------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSONS
           1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Anthony R. Moore

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a) [ ]
           2                                                                                              (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS (See Instructions)

                  N/A
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  United Kingdom and United States of America
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               Number of                                           1,463,013
                Shares          --------- ------------------------------------------------------------------------------
          Beneficially Owned              SHARED VOTING POWER
                by Each            8
           Reporting Person                                           N/A
                 with           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                                                   1,463,013
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                                                      N/A
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,463,013
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                           19.8%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                                                             IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------
CUSIP No. 294766100
-------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSONS
           1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Sharon Clayton

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a) [ ]
           2                                                                                              (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS (See Instructions)

                  N/A
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  United States of America
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               Number of                                           1,463,013
                Shares          --------- ------------------------------------------------------------------------------
          Beneficially Owned              SHARED VOTING POWER
                by Each            8
           Reporting Person                                           N/A
                 with           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                                                   1,463,013
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                                                      N/A
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,463,013
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                           19.8%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                                                             IN
        ----------- ----------------------------------------------------------------------------------------------------



Item 1.  Security  and Issuer

     This Amendment No. 3 to the statement on Schedule 13D (the "Amendment") amends the statement on Schedule 13D filed with the Securities and Exchange
Commission  on July 8, 2005 and as  amended  by  Amendment  Nos.  1 and 2 to the
Schedule 13D filed with the Securities and Exchange Commission on July 11, 2005 and January 10, 2006, respectively, on behalf of Equus II Incorporated, a Delaware corporation (the "Fund"), and relates to the shares of common stock (the "Common Stock") of the Fund. The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2. Identity and Background

     This statement is being filed jointly by: MCC Europe Limited ("MCCE"), Moore, Clayton & Co., Inc. ("MCC"), Anthony R. Moore and Sharon Clayton (the "Reporting Persons").

     MCCE is organized under the laws of the United Kingdom. Its principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom. MCCE provides business consulting services in the United Kingdom. MCCE is a wholly-owned subsidiary of MCC.

     MCC is organized under of the laws of the state of Delaware and is the parent company of, among other entities, (a) MCCE and (b) the Fund's investment manager, Moore, Clayton Capital Advisors Inc. ("MCCA"). MCC's principal office is located at 10757 South River Front Parkway, Suite 125, South Jordan, UT 84095. The firm is an international private equity investment and advisory firm with offices in Los Angeles, San Francisco, New York, London, Cape Town, and Johannesburg.

     Anthony R. Moore is the Co-Chairman of the Board and Co-Chief Executive Officer of MCC and owns 24.25% of the voting equity in MCC. Mr. Moore's business address is 14 Hay's Mews, London W1J 5PT United Kingdom. Mr. Moore is a citizen of the United Kingdom and the United States of America.

     Sharon Clayton is Co-Chairman of the Board and Co-Chief Executive Officer of MCC and owns 25.77% of the voting equity in MCC. Her business address is 10757 South River Front Parkway, Suite 125, South Jordan, UT 84095. Ms. Clayton is a citizen of the United States of America.

     Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of Mr. Moore, Ms. Clayton and the other executive officers, directors and control persons of each of MCCE and MCC.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other  Consideration

     Item 3 of Schedule 13D is supplemented by the information below.

     MCCE sold 315,000 shares of the Fund to a private party at a price of $7.08 per share.

Item 4. Purpose of Transaction

     Item 3 of Schedule 13D is supplemented by the information below.

     All of the shares purchased as reported on Schedule 13D and Amendments 1 and 2 thereto were acquired for investment purposes. The shares disposed of as described in this Amendment 3 to this Schedule 13D were sold to generate capital to pay some long-term debt. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5. Interests in Securities of the Issuer

     Item 5 of Schedule 13D is supplemented by the information below.

(a) The Reporting Persons beneficially own 1,463,013 shares of Common Stock, which represent approximately 19.8% of the issued and outstanding shares of Common Stock.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 1,463,013 shares of Common Stock, which represent approximately 19.8% of the outstanding shares of Common Stock.

(c) During the past 60 days, MCCE sold the following shares of Common Stock:

Date of Sale         Number of Shares      Price Received/     Where and How
                      of Common Stock          Share
                            Sold                            Transaction Effected
------------         -------------------   ---------------  --------------------
February 23, 2006          315,000              $7.08       Privately Negotiated

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)  Not  applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         respect to Securities of the Issuer.


     MCCA is the investment adviser to the Fund pursuant to an investment management agreement dated June 30, 2005.

Item 7.  Materials to be filed as Exhibits.

Exhibit A.  Officers and Directors of MCC and MCCE

Exhibit B.  Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MCC EUROPE LIMITED

                            By:   /s/ Kenneth I. Denos*
                                  -----------------------------------------
                                  Name:  Kenneth I. Denos
                                  Title: Director

                                MOORE, CLAYTON & CO., INC.

                            By:   /s/ Kenneth I. Denos*
                                  -----------------------------------------
                                  Name:  Kenneth I. Denos
                                  Title: Executive Vice President

                                ANTHONY R. MOORE

                            By:   /s/ Anthony R. Moore*
                                  -----------------------------------------

                                SHARON CLAYTON

                            By:   /s/ Sharon Clayton*
                                  -----------------------------------------


*By: /s/Robert A. Robertson
     ----------------------
Name: Robert A. Robertson
Title: Attorney-in-fact(1)


-------------------------
(1)Powers of Attorney incorporated by reference to Exhibits C-E to Schedule 13D/A filed with the Securities and Exchange Commission on July 11, 2005.